

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Thomas Logan
Chief Executive Officer
Mirion Technologies, Inc.
1218 Menlo Drive
Atlanta, Georgia 30318

  Re: Mirion Technologies, Inc.
    Registration Statement on Form S-3
    Filed November 17, 2022
    File No. 333-268445

Dear Thomas Logan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services

cc: Bryan Quinn, Esq.